For period ending June 30, 2002							Exhibit
77D and 77 Q.1

File number 811-6173

Investment Policy Changes

The Funds board approved modifications to the Funds investment policies as a result of a new rule promulgated by the Securities and Exchange Commission. This rule generally requires a fund with a name suggesting that it focuses on a particular type of investment to invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in the type of investment suggested by its name. The investment policy changes became effective on April 8, 2002. These changes are not expected to affect materially portfolio management.

The new 80% policy has been adopted as a fundamental investment policy. This means that this investment policy may not be changed
by the Funds board without shareholder approval.   The Fund will
interpret these new policies as if the following phrase appeared immediately after the words net assets: (plus the amount of any borrowing for investment purposes). If subsequent to an investment, the Funds 80% policy is no longer met (e.g., a fund receives a very large influx of cash to invest from new shareholders), then under normal circumstances, the Funds future investments would be made in a manner that would bring the Funds investments back in line with the 80% threshold.

New Jersey Municipal Money Fund

Under normal circumstances the fund will invest at least 80% of its net assets in New Jersey municipal securities. New Jersey municipal securities are securities issued by the State of New Jersey, its municipalities and public authorities and other issuers that pay interest that is exempt from federal income tax as well as New Jersey personal income tax. Under normal circumstances, the fund may invest only up to 20% of its net assets in New Jersey municipal securities that pay interest that is an item of tax preference for purposes of the federal alternative minimum tax (AMT).